Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 10

DATED APRIL 16, 2007

TO THE PROSPECTUS DATED DECEMBER 8, 2006

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 10 supplements our prospectus dated December 8, 2006, as previously supplemented by Supplement No. 6 dated March 8, 2007, Supplement No. 7 dated March 23, 2007, Supplement No. 8 dated April 5, 2007 and Supplement No. 9 dated April 16, 2007.  This supplement updates, modifies or supersedes certain information in the prospectus sections entitled "Description of Real Estate Assets" and "Plan of Distribution" as described below.  You should read this Supplement No. 10 together with our prospectus dated December 8, 2006 and each of the foregoing supplements thereto.

Business and Policies

Investments in Securities

This subsection has been added to page 123 of the “Business and Policies” section of the prospectus, directly following “Acquisition of REITs.”

Feldman Mall Properties, Inc.  On April 10, 2007, we entered into an agreement to purchase up to 2,000,000 shares of series A preferred stock of Feldman Mall Properties, Inc. (NYSE: FMP) (“Feldman”), a self-administered and self-managed real estate investment trust that focuses on acquiring and renovating underperforming or distressed shopping malls.  Pursuant to our agreement with Feldman, we have agreed to purchase series A preferred stock at a price of $25.00 per share, for a total investment of $50 million.  We are required to purchase at least 600,000 shares of the series A preferred stock by April 30, 2007; however, if the closing for these shares occurs after April 16, 2007, Feldman must pay us a stand-by fee of $2,815.07 for each day from and including April 17, 2007, to and including the day before initial closing.   We must purchase the remaining shares of the series A preferred stock, in minimum increments of 400,000 shares, by April 10, 2008.  As of April 16, 2007, we had not yet purchased any shares of the Feldman series A preferred stock.

The series A preferred stock has no stated maturity and has a liquidation preference of $25.00 per share (the “Liquidation Preference”).  Distributions will accumulate at 6.85% of the Liquidation Preference, payable at Feldman’s regular distribution payment dates.  If approved by a vote of the majority of Feldman’s common stockholders, we may convert our shares of series A preferred stock, in whole or in part, into Feldman’s common stock after June 30, 2009, at an initial conversion ratio of 1:1.77305 (the “Conversion Rate” representing an effective conversion price of $14.10 per share of Feldman’s common stock).  Feldman has agreed to seek approval to convert the series A preferred stock into common stock.

In the event that stockholder approval to permit the conversion has not been obtained prior to June 1, 2008, the distribution rate on the preferred shares will be increased to 7.85% on June 1, 2008 and by 100 basis points each year after that to a cap of 9.85% at June 1, 2010 (reverting to 6.85% as soon as convertibility approval is obtained).  If the convertibility is approved by Feldman’s stockholders, the rate will remain at 6.85% until conversion or redemption.  Distributions will increase an additional 1.00% from and after any failure by Feldman to pay four quarterly distributions (which need not be consecutive).

Feldman has the option to redeem the series A preferred stock at any time beginning on August 1, 2009 at the Liquidation Preference ($25.00 per share).  In addition, within forty-five days following a merger or consolidation or sale of substantially all assets, Feldman may redeem the series A preferred stock at a price equal to 102% of the Liquidation Preference ($25.50 per share) plus accumulated and unpaid distributions.  Feldman also may optionally redeem the series A preferred stock at 103.5% of the Liquidation Preference ($25.88 per share), plus accrued and unpaid distributions to the date of redemption, at any time following a rejection by Feldman’s common stockholders of approval to permit convertibility.

If Feldman engages in a disposition of 50% or more of its assets in one or a related series of transactions, and if stockholder approval to permit conversion has by that time been obtained, we will have full conversion rights before June 30, 2009.  The conversion rate for the series A preferred stock will be adjusted for stock splits, combinations, stock distributions and other similar recapitalization events.  At all times, conversion of the series A preferred stock will be subject to Feldman’s articles and bylaws, including capital stock ownership limits and requirements that Feldman’s ability to qualify as a REIT not be impaired.

We will have no voting rights except to elect one member of Feldman’s board of directors.  From and after the occurrence of Feldman’s failure to pay distributions on the series A preferred stock for two quarters, or failure to satisfy certain financial covenants specified in its articles supplementary, we will have the right to elect a maximum of one additional member of Feldman’s board of directors (regardless of the number of such defaults in existence).  We have elected Thomas H. McAuley, president of Inland Capital Markets Group, Inc., to serve on Feldman’s board.

The series A preferred stock requires that, starting as of March 31, 2008 (upon public release of the unaudited interim financial statements for such date), Feldman will satisfy a fixed charge coverage ratio and a capitalization ratio, each as defined in its articles supplementary.

Contemporaneously with the execution and delivery of the purchase agreement, we and Feldman entered into a registration rights agreement pursuant to which Feldman agreed to provide certain registration rights under the Securities Act and the rules and regulations promulgated thereunder with respect to the series A preferred stock and any common stock of Feldman that may be issuable upon any conversion of the series A preferred stock.  Under the registration rights agreement, Feldman has agreed to register the series A preferred shares within 180 days of a written demand from us, so long as Feldman is eligible to register those shares on Form S-3.

Plan of Distribution

The following information, which was previously inserted at the end of the "Plan of Distribution" section on page 322 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of April 13, 2007.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	314,627,732	3,146,277,320	330,359,119	2,815,918,201

Shares sold pursuant to our distribution reinvestment program:	4,629,095	43,976,402	-	43,976,402

Shares repurchased pursuant to our share repurchase program	(194,168)	(1,796,054)	-	(1,796,054)

	319,082,659	3,188,657,668	330,359,119	2,858,298,549

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.